UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2015

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EROS INTERNATIONAL PLC

Form 6-K

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

		June 30,	March 31,
	Note	2015 (unaudited)	2015
ASSETS
Non-current assets
Property, plant and equipment		$9,080	$9,272
Goodwill		1,878	1,878
Intangible assets - trade name		14,000	14,000
Intangible assets - content	5	725,280	719,214
Intangible assets - others		3,274	2,204
Available-for-sale financial assets	4	29,917	29,917
Trade and other receivables		4,954	5,692
Restricted deposits held with banks		601	613
Deferred tax assets		151	151
Total Non-current assets		$789,135	$782,941

Current assets
Inventories		$471	$475
Trade and other receivables		216,594	209,676
Current tax receivable		390	455
Cash and cash equivalents		155,639	153,664
Restricted deposits held with banks		1,718	2,322
Total current assets		$374,812	$366,592

Total assets		$1,163,947	$1,149,533

LIABILITIES
Current liabilities
Trade and other payables		$25,227	$29,453
Short-term borrowings	6	100,782	96,397
Current tax payable		3,633	2,631
Total current liabilities		$129,642	$128,481

Non-current liabilities
Long-term borrowings	6	$220,107	$218,273
Other long-term liabilities		347	354
Derivative financial instruments	4	15,369	19,284
Deferred tax liabilities		27,917	27,086
Total Non-current Liabilities		$263,740	$264,997

Total liabilities		$393,382	$393,478

EQUITY
Share capital	7	$31,026	$30,622
Share premium		354,238	345,385
Reserves		392,621	389,682
Other components of equity		(46,352)	(43,881)
JSOP reserve		(22,323)	(24,474)

Equity attributable to equity holders of Eros International Plc		$709,210	$697,334
Non-controlling interest		61,355	58,721

Total equity		$770,565	$756,055
Total liabilities and shareholders’ equity		$1,163,947	$1,149,533

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands, except per share amounts)

		Three Months Ended June 30,
	Note	2015	2014
Revenue	14	$50,043	$45,362
Cost of sales		(32,956)	(33,224)
Gross profit		17,087	12,138
Administrative cost		(12,957)	(9,966)
Operating profit		4,130	2,172
Financing costs		(3,866)	(2,473)
Finance income		1,723	853
Net finance costs		(2,143)	(1,620)
Other gains/(losses)	10	4,076	(1,599)
Profit/(loss) before tax		6,063	(1,047)
Income tax expense		(2,296)	(1,541)
Profit/(loss) for the period		$3,767	$(2,588)

Attributable to:
Equity holders of Eros International Plc		$215	$(3,859)
Non-controlling interest		3,552	1,271

Earnings per share(cents)
Basic earnings/(loss) per share	9	0.4	(7.9)
Diluted earnings/(loss) per share	9	0.2	(7.9)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited; in thousands)

	Three Months Ended June 30,
	2015	2014

Profit/(loss) for the period	$3,767	$(2,588)

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(3,722)	(1,187)
Reclassification of the cash flow hedge to the statement of operations	201	201
1
Total other comprehensive loss for the period	$(3,521)	$(986)
Total comprehensive income/(loss) for the period net of tax	$246	$(3,574)

Attributable to:
Equity holders of Eros International Plc	$(2,256)	$(4,830)
Non-controlling interest	2,502	1,256

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

		Three Months Ended June 30,
	Note	2015	2014
Cash flows from operating activities:
Profit/(loss) before tax		$6,063	$(1,047)
Adjustments for:
Depreciation		179	242
Share based payment	8	6,894	4,782
Amortization of intangible film and content rights	5	28,433	26,409
Amortization of other intangibles assets		187	66
Other non-cash items	11	(3,182)	2,521
Net finance costs		2,143	1,620
Gain on sale of property, plant and equipment		—	(3)
Movement in trade and other receivables		14,259	(5,303)
Movement in inventories		434	16
Movement in trade and other payables		(18,267)	(5,792)
Cash generated from operations		37,143	23,511
Interest paid		(5,184)	(1,936)
Income taxes paid		75	(152)
Net cash generated from operating activities		$32,034	$21,423

Cash flows from investing activities:
Purchases of property, plant and equipment		(104)	(25)
Proceeds from disposal of property, plant and equipment		—	46
Proceeds from restricted deposits held with banks		558	—
Purchase of intangible film and content rights		(43,885)	(34,956)
Purchase of other intangible assets		(1,269)	—
Interest received		793	250
Net cash used in investing activities		$(43,907)	$(34,685)

Cash flows from financing activities:
Proceeds from issue of share capital		5,400	—
Proceeds from issue of shares by subsidiary		117	272
Proceeds from issue out of treasury shares		1,853	—
(Repayment)/Proceeds from short term debt with maturity less than three months (net)		(274)	4,739
Proceeds from short term debt		49,652	—
Repayment of short term debt		(44,277)	—
Proceeds from long term borrowings		38	—
Repayment of long term borrowings		(2,294)	(797)
Net cash generated from financing activities		$10,215	$4,214

Net decrease in cash and cash equivalents		(1,658)	(9,048)
Effect of exchange rate changes on cash and cash equivalents		3,633	(591)
Cash and cash equivalents, beginning of period		153,664	145,449
Cash and cash equivalents, end of period		$155,639	$135,810

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED JUNE 30, 2015

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the period	—	—	—	—	—	—	—	—	215	—	215	3,552	3,767

Other comprehensive loss for the period	—	—	(2,672)	—	—	201	—	—	—	—	(2,471)	(1,050)	(3,521)

Total comprehensive loss for the period	—	—	(2,672)	—	—	201	—	—	215	—	(2,256)	2, 502	246

Issue of shares	138	5,262	—	—	—	—	—	—	—	—	5,400	—	5,400

Share based compensation	266	3,889	—	—	—	—	—	—	2,642	—	6,797	97	6,894

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	82	—	—	82	35	117

Issue out of Treasury Shares	—	(298)	—	—	—	—	—	—	—	2,151	1,853	—	1,853

Balance as of June 30, 2015	$31,026	354,238	(52,720)	6,622	1,528	(1,782)	(22,752)	63,320	352,053	(22,323)	709,210	61,355	770,565

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED JUNE 30, 2014

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

(Loss)/ Profit for the period	—	—	—	—	—	—	—	—	(3,859)	—	(3,859)	1,271	(2,588)

Other comprehensive (loss)/ income for the period	—	—	(1,172)	—	—	201	—	—	—	—	(971)	(15)	(986)

Total comprehensive (loss)/ income for the period	—	—	(1,172)	—	—	201	—	—	(3,859)	—	(4,830)	1,256	(3,574)

Share based compensation	18	3,638	—	—	—	—	—	—	1,126	—	4,782	—	4,782

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	192	—	—	192	80	272

Balance as of June 30, 2014	$26,340	$226,971	$(45,030)	$5,802	$1,528	$(2,586)	$(22,752)	$62,395	$300,672	$(25,505)	$527,835	$51,686	$579,521

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the "Company") and its subsidiaries’ (together with the Company, the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report filed with the U.S. Securities and Exchange Commission on July 8, 2015 for the fiscal year ended March 31, 2015 (the "Annual Report"). The condensed interim financial statements for the three months ended June 30, 2015 were approved by the Eros Board of Directors and authorized for issue on August 21, 2015.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2015.

Accounting and reporting pronouncements not yet adopted

The following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective.

i.	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ii.	In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 38 “Intangible Assets” (“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. However this presumption can only be rebutted in two limited circumstances:

i)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or

ii)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company is currently evaluating the impact that this amendment to IAS 16 and IAS 38 will have on its consolidated financial statements.

iii.	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv.	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

iv.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

2.      CONCENTRATION RISK

Customers

Three customers accounted for 38.4% of total consolidated revenues for the three months ended June 30, 2015 and no customers accounted for 10% or more of total consolidated revenues for the three months ended June 30, 2014. The Group trade receivable does not represent a significant concentration of credit risk as of June 30, 2015 or March 31, 2015 due to the variety of customers and their dispersion across many geographic areas.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.      SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

4.     FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at June 30, 2015 (in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	831	(831)	—
Total	831	(831)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(16,200)	831	(15,369)
Total	(16,200)	831	(15,369)

	As at March 31, 2015 (in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,056	(1,056)	—
Total	1,056	(1,056)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(20,340)	1,056	(19,284)
Total	(20,340)	1,056	(19,284)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at June 30, 2015 are as follows:

	Fair value as at
	June 30, 2015	March 31, 2015
	(in thousands)
2012 Interest Rate Cap	$(831)	$(1,056)
2012 Interest Rate Floor	8,100	10,170
2012 Interest Rate Collar	8,100	10,170
Total	$15,369	$19,284

None of the above derivative instruments is designated in a hedging relationship. A gain of $3,915,000 (June 2014: $2,405,000) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Reconciliation of Level 3 fair value measurements of financial assets

Available
for sale
financial assets
(in thousands)

As at June 30, 2015	$29,917

As at March 31, 2015	$29,917

There were no transfers between any Levels in any of the years.

5.     INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at June 30, 2015
Film and content rights	$1,054,066	$(571,601)	$482,465
Content advances	242,696	—	242,696
Film productions	119	—	119
Non-current content assets	$1,296,881	$(571,601)	$725,280

As at March 31, 2015
Film and content rights	$1,027,878	$(548,920)	$478,958
Content advances	236,285	—	236,285
Film productions	3,971	—	3,971
Non-current content assets	$1,268,134	$(548,920)	$719,214

Changes in the content assets are as follows:

	As at
	June 30, 2015	March 31, 2015*
	(in thousands)
Film productions
Opening balance	$3,971	$—
Exchange difference	(79)	(15)
Transfer (to)/from other content assets	(3,773)	3,986
Closing balance	$119	$3,971

Content advances
Opening balance	$236,285	$180,022
Additions (net of impairment loss of $102 (March 2015: $3,431))	39,644	267,940
Exchange difference	(2,584)	(3,508)
Transfer from/(to) film productions	—	(3,986)
Transfer to film and content rights	(30,649)	(204,183)
Closing balance	$242,696	$236,285

Film and content rights
Opening balance	$478,958	$397,682
Amortization	(28,433)	(117,254)
Exchange difference	(2,482)	(5,653)
Transfer from other content assets	34,422	204,183
Closing balance	$482,465	$478,958

* Movements pertain to the year ended March 31, 2015.

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 6.     BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at
	Interest Rate	Maturity	June 30, 2015	March 31, 2015
			(in thousands)
Asset backed borrowings
Term Loan	10.0% - 16.0%	2017-18	$163	$147
Term Loan	BPLR+1.8%	2016-17	10,482	12,032
Term Loan	BPLR+2.75%	2017-18	2,596	2,974
Term Loan	BPLR+2.85%	2019-20	9,953	10,808
			$23,194	$25,961

Retail bond	6.5%	2021-22	$78,629	$74,228
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	141,250	141,250
Other borrowings	10.5%	2021-22	7,763	8,013
			$227,642	$223,491

Nominal value of borrowings			$250,836	$249,452
Cumulative effect of unamortized costs			(2,746)	(2,940)
Installments due within one year			(27,983)	(28,239)
Long-term borrowings — at amortized cost			$220,107	$218,273

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

	Nominal	As at March 31
	interest rate (%)	2015	2014
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$18,929	$17,346
Export credit and overdraft	LIBOR+3.5%	19,737	25,144
Short term loan	2.0% - 3.0%	3,473	—
		$42,139	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	30,660	25,668
Installments due within one year on long-term borrowings		27,983	28,239
Short-term borrowings - at amortized cost		$100,782	$96,397

Fair value of the long term borrowings as at June 30, 2015 is $238,050,000 (March 2015: $233,450,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at June 30, 2015, the fair value of retail bond amounting to $76,919,000 (March 2015: $74,813,000) has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

7.     ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at June 30, 2015 and March 31, 2015	57,778,113	17,333
B ordinary shares of 30p each at June 30, 2015 and March 31, 2015	25,555,220	7,667

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	26,322
Issue of shares on July 15, 2014	6,675,000	—	3,434
Issue of shares on July 23, 2014	112,445	—	58
Issue of shares on September 9, 2014	36,000	—	18
Issue of shares on November 24, 2014	331,551	—	156
Issue of shares on November 25, 2014	668,449	—	315
Issue of shares on December 1, 2014	487,500	—	246
Issue of shares on January 16, 2015	18,600	—	9
Issue of shares on March 10, 2015	133,603	—	64
As at March 31, 2015	31,982,488	25,555,220	30,622
Shares awarded, yet to be issued	880,000	—	404
As at June 30, 2015	32,862,488	25,555,220	31,026

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 shares at a price of $14.50 per share, raising $92.3 million in new capital (net of transaction costs of $6.1 million). These shares were subsequently issued on July 15, 2014 and July 23, 2014, as stated above.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued at $15.97 per share to fulfill an award to certain non-executive Directors.

On September 23, 2014 and November 17, 2014, the Company received $10,000,000 and $6,193,000 in respect of a prospective issue of ‘A’ ordinary shares. 331,551 and 668,449 shares were subsequently issued on November 24, 2014 and November 25, 2014 at $14.96 and $18.68 per share. The shareholder was subsequently appointed as a non-executive Director on December 1, 2014.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. Subsequently on meeting the share price condition, 487,500 of the 525,000 shares were issued on December 1, 2014, subject to condition of the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

Effective November 30, 2014, Eros India entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued on January 16, 2015 and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

On March 10, 2015, the Company received $1,469,633 in respect of the exercise of 133,603 ‘A’ ordinary share options. These shares were subsequently issued on May 8, 2015.

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary share awards with a fair market value of $21.34 per share, to members of certain executive directors. These awards with no exercise price vest over a period of three years, subject to continued employment. These shares are yet to be issued. As at June 30, 2015, none of the awards were forfeited.

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were subsequently issued on July 16, 2015.

During the three months ended June 30, 2015 168,551 'A' ordinary shares held by the Employee Benefit Trust were exercised by eligible employee.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8.     SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending
	June 30, 2015	June 30, 2014
	(in thousands)
IPO India Plan	$379	$49
JSOP Plan	290	503
Option award scheme 2012	557	—
2014 Share Plan	253	—
2015 Share Plan	158	—
Other share option awards	1,365	—
Management scheme (staff share grant)	3,892	4,230
	$6,894	$4,782

During the three months ended June 9, 2015, the Board of Directors approved the following grants:

500,000 'A' ordinary share options to a non-executive director with a fair market value of $ 8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches from the date of the grant.

300,000 'A' ordinary share options to the Group CFO with a fair market value of $6.90 per option. Subject to continued employment, these options with $ 18.30 exercise price, vest annually in three equal tranches from the date of the grant.

30,000 'A' ordinary share awards to non-executive directors and a consultant with a fair market value of $ 21.34. Subject to continued term with the Company, these awards with par value exercise price, vest on June 9, 2016.

The charge for the aforementioned grants has been accrued under other share option awards.

300,000 ‘A’ ordinary share awards to the Group CFO with a fair market value of $21.34. Subject to continued employment, these awards with par value exercise price, vest annually in three equal tranches from the date of the grant.

300,000 'A' ordinary share options to a certain employee with a fair market value of at $7.00 per option. Subject to continued employment, these options with $ 18.50 exercise price, vest annually in three equal tranches from the date of the grant.

The charge for these grants has been accrued under 2014 Share plan.

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within the Annual Report on Form 20-F filed with SEC on July 8, 2015.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9.     EARNINGS PER SHARE

	Three Months Ended June 30,
	2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$215	$215	$(3,859)	$(3,859)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(114)	—	—
Adjusted earnings attributable to equity holders of the parent	$215	$101	$(3,859)	$(3,859)
Number of shares
Weighted average number of shares	57,292,516	57,292,516	49,084,450	49,084,450
Potential dilutive effect related to share based compensation scheme	—	1,292,633	—	—
Adjusted weighted average number of shares	57,292,516	58,585,149	49,084,450	49,084,450
Earnings/(loss) per share
Earnings attributable to the equity holders of the parent per share (cents)	0.4	0.2	(7.9)	(7.9)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the three months ended June 30, 2015, there were no shares not included in diluted earnings per share (2014: 147,400 shares).

10.     OTHER (GAINS)/LOSSES

	Three months ended June 30,
	2015	2014
	(in thousands)
Gains on disposal of property, plant and equipment	$—	$(3)
Net foreign exchange gains	(161)	(803)
Net (gains)/ losses on held for trading financial liabilities	(3,915)	2,405
	$(4,076)	$1,599

The net (gains)/losses on held for trading financial liabilities in the three months ended June 30, 2015 and 2014, respectively, principally relate to derivative instruments not designated in a hedging relationship.

11.     SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Three months ended June 30,
	2015	2014
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$(3,915)	$2,405
Impairment loss on content advances	102	—
Provisions for trade and other receivables	86	—
Others	545	116
	$(3,182)	$2,521

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12.     RELATED PARTY

		As at June 30, 2015		As at March 31, 2015
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd	President fees	$206	$—	$106	$—
550 County Avenue	Rent/Deposit	288	135	261	135
Line Cross Limited	Rent/Deposit	528	258	353	249
NextGen Films Pvt Ltd	Purchase/Sale	—	22,460	—	22,677
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	115	—	98
Lulla Family	Rent/Deposit	165	1,094	155	1,130

Pursuant to a lease agreement that expires on March 31, 2016, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla. Beginning August 2010, the lease requires Eros International Media Limited to pay $5,000 each month under this lease. Pursuant to a lease that expires in September 30, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla (see deposits in the table above).

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $63,000 each month under this lease.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of US - Film Distributions, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $151,000 each quarter.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group paid $79,000 for the three months ended June 30, 2015 ($325,000 in the year ended March 31, 2015), for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three months ended June 30, 2015 NextGen Films Pvt. Ltd. sold film rights of $741,000 (2014: $2,798,000) to the Group.

As at June 30, 2015, the Group has provided a performance guarantee to a bank amounting to $Nil (At March 2015: $32,500,000) in connection with funding commitments under film co-production agreements with NextGen Films Pvt. Ltd, which have varying maturity dates up to the next 24 months.  The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused. These amounts are included in contractual obligations in Note 13 below.

All of the above amounts outstanding are unsecured and will be settled in cash.

13.     CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at June 30, 2015	$280,312
As at March 31, 2015	$260,573

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Group has provided certain stand-by letters of credit amounting to $96,504,000 (At March 2015: $96,196,000) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $3,193,000 (At March 2015: $3,014,000) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

14.     BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

Revenues are presented based on customer location:

	Three months ended June 30,
	2015	2014
	(in thousands)
Revenue by customer location
India	$32,826	$24,854
Europe	2,440	7,415
North America	3,527	1,542
Rest of the world	11,250	11,551
Total Revenue	$50,043	$45,362

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of June 30, 2015	$275,888	$968	$27,750	$449,671
As of March 31, 2015	$281,019	$653	$24,224	$440,672

15.     UNDERTAKING ACQUISITION

On June 9, 2014, Eros International Media Limited (“EIML”) executed a binding term sheet (“Term Sheet”) to acquire a controlling stake in Techzone, a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. On February 24, 2015, EIML entered into a share purchase agreement to acquire the entire shareholding of Techzone from its promoters. Subsequent to the period end, on July 20, 2015, EIML received relevant regulatory approvals for acquisition of Techzone. Upon receipt of the stated approvals and fulfillment of other closing conditions listed in the share purchase agreement, the transaction was completed on August 1, 2015. 900,970 equity shares in EIML were issued to the shareholders of Techzone at fair value of INR 388.47 per share to discharge the purchase consideration of INR 350 million ($5.6 million based on the exchange rate as at August 1, 2015).

The Company is currently in the process of completing the initial accounting for the business combination and recognizing and measuring the identifiable acquired assets and liabilities assumed as well as any measurable goodwill that may have arisen from the purchase.

ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this report. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended June 30,
(dollars in millions)	2015	2014	% change
Revenue	$50.0	$45.4	10.1%

Gross Profit	17.1	12.1	41.3%

Operating profit	4.1	2.2	86.4%

Net Income	3.8	(2.6)	246.2%

Adjusted EBITDA(1)	11.6	8.1	43.2%

(1)	A reconciliation of the non-GAAP financial measures discussed within this filing to our IFRS net income is shown on Page 21

Constant currency comparable revenue for the three months ended June 30, 2014 is $43.5 million based on the average rate of exchange for the three months ended June 30, 2015. In the three months ended June 30, 2015, the average rate of exchange used to convert Indian Rupee to U.S. dollars was INR 63.4 to US $1.00.

Revenue

Revenue increased by 10.1% to $50.0 million in the three months ended June 30, 2015, compared to $45.4 million in the three months ended June 30, 2014. Eros released 16 new films in the three months ended June 30, 2015, compared to 9 films in the three months ended June 30, 2014, which were comprised of the following:

	Three months ended
	June 30, 2015	June 30, 2014
High budget film releases	2	1
Medium budget film releases	3	3
Low budget film releases	11	5
Total new film releases	16	9

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended June 30, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $33.7 million (67.4% of revenues), $10.0 million (20% of revenues) and $6.3 million (12.6% of revenues), respectively, compared to $19.1 million (42.1% of revenues), $15.5 million (34.1% of revenues) and $10.8 million (23.8% of revenues), respectively, for the three months ended June 30, 2014. The total revenue increase of 10.1% in the three months ended June 30, 2015 compared to the three months ended June 30, 2014 reflects the mix and total number of films released in the comparable periods as reflected in the table above and the increase in theatrical revenues in the three months ended June 30, 2015 reflects the performance of the two high budget Tamil films Uttama Villian and Masss as well as strong theatrical performance of the Hindi films Tanu Weds Manu Returns.

Revenue by customer location from India increased 32.1% to $32.8 million in the three months ended June 30, 2015, compared to $24.9 million in the three months ended June 30, 2014.The increase reflects the strong theatrical performance of the films released in the quarter in the Indian box office.

Revenue from Europe decreased 67.1% to $2.4 million in the three months ended June 30, 2015, compared to $7.4 million in the three months ended June 30, 2014. Although the theatrical revenues increased in Europe in the comparable period, the overall revenues in Europe decreased due to relatively less catalogue sales from Europe in the comparable periods.

Revenue from North America increased 128.7% to $3.5 million in the three months ended June 30, 2015, compared to $1.5 million in the three months ended June 30, 2014. The increase in revenues reflects the strong theatrical performance of the films in North America.

Revenue from the rest of the world decreased 2.6% to $11.3 million in the three months ended June 30, 2015, compared to $11.6 million in the three months ended June 30, 2014. Although the theatrical revenues increased in rest of the world in the comparable period, the overall revenues in rest of the world decreased due to relatively less catalogue sales from Europe in the comparable periods.

Cost of sales

Cost of sales decreased by 0.8% to $33.0 million in the three months ended June 30, 2015, compared to $33.2 million in the three months ended June 30, 2014, primarily due to a decrease in direct costs of $2.3 million from $6.8 million in the three months to June 30, 2014 to $4.5 million in the three months to June 30, 2015.The decrease in direct costs is due to the mix of the films, as the two high budget Tamil films had a relatively low print and advertising costs and Tanu Weds Manu Returns was a medium budget film with lower direct costs than a high budget Hindi film. It was further offset by an increase in amortization costs of $2.0 million from $26.4 million in the three months to June 30, 2014 to $28.4 million for the three months to June 30, 2015 because of a higher number of films in this quarter as compared to the previous quarter, as well as higher amortization arising from two high budget films in this quarter compared to one high budget film in the comparable quarter of the previous year.

Gross profit

Gross profit was $17.1 million in the three months ended June 30, 2015, compared to $12.1 million in the three months ended June 30, 2014. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as the timing of contribution of revenue from catalogue sales. As a percentage of revenues, our gross profit margin was 34.1% in the three months ended June 30, 2015, compared to 26.8% in the three months ended June 30, 2014.

Income Taxes

The provisions for income taxes on income were $2.3 million and $1.5 million for the three months ended June 30, 2015 and 2014, respectively. Increase in tax expense is due to change in India tax rate from 33.99% to 34.61% which created an additional deferred tax liability to the extent of the difference which we have prudently accounted entirely in the first quarter. Effective income tax rates were17.3% and 25.1% for the three months ended June 30, 2015 and June 30, 2014 respectively, excluding non-deductible share based payment charges and losses on fair valuation of derivatives.

Adjusted EBITDA

Adjusted EBITDA was $11.6 million in the three months ended June 30, 2015, compared to $8.1 million in the three months ended June 30, 2014.The increase in Adjusted EBITDA of 43.2% is mainly attributable to greater number of films, the mix of films and the performance of the films compared to the films released in the comparable quarter of the previous year. A healthy contribution to the Adjusted EBITDA especially came from the two high budget Tamil films and the exceptional performance of Tanu Weds Manu Returns on the box office.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended June 30,
	2015	2014
	(in thousands)
Net income/(loss)	$3,767	$(2,588)
Income tax expense	2,296	1,541
Net finance costs	2,143	1,620
Depreciation	179	242
Amortization(1)	187	66
Share based payments(2)	6,894	4,782
Net losses/(gains) on held for trading financial liabilities	(3,915)	2,405
Adjusted EBITDA	$11,551	$8,068

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

Sources and uses of cash

Net cash from operating activities in the three months ended June 30, 2015 was $32.0 million compared to $21.4 million in the three months ended June 30, 2014, an increase of 49.5%, due to an increase in profit before tax of $7.1 million, as well as a decrease in trade and other receivables of $14.3 million, offset by a $18.3 million increase in trade and other payables, compared to a $5.0 million increase in trade and other receivables and a $4.7 million improvement in trade and other payables in the three months ended June 30, 2014.

Net cash used in investing activities in the three months ended June 30, 2015 was $43.9 million, compared to $34.7 million in the three months ended June 30, 2014, an increase of 26.5%, reflecting a higher investment in film content. Our investment in film content in the three months ended June 30, 2015 was $43.9 million, compared to $35.0 million in the three months ended June 30, 2014, an increase of $8.9 million.

Net cash from financing activities in the three months ended June 30, 2015 was $10.2 million, compared to $4.2 million in the three months ended June 30, 2014, an increase of 142.9%, principally due to the proceeds from issue of share capital of $5.5 million, compared to $nil in the three months ended June 30, 2014.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 1A. Risk Factors

Our risk factors have not changed materially since March 31, 2015. Disclosure about our existing risk factors is set forth in “Risk Factors,” in the Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2015	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer